[TOTAL Letterhead]

TOTAL S.A. 2, place Jean Millier La Défense 6 92400 Courbevoie France Tel: +33 (0)1 47 44 45 46 Fax: +33 (0)1 47 44 49 44

March 27, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2013 of TOTAL S.A.

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that TOTAL S.A. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on March 27, 2014.

Sincerely,

TOTAL S.A.

By:	/s/ PATRICK DE LA CHEVARDIÈRE
Name:	Patrick de La Chevardière
Title:	Chief Financial Officer